SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 'AVIVA STARTS TRADING ON NEW YORK STOCK EXCHANGE'

20 October 2009

AVIVA STARTS TRADING ON THE NEW YORK STOCK EXCHANGE

Aviva plc ("Aviva"), the world's fifth largest insurance group*, starts trading today on the New York Stock Exchange ("NYSE") under the ticker symbol "AV". Andrew Moss, group chief executive, will ring the Opening Bell at the NYSE to mark Aviva's first day of trading accompanied by Lord Sharman of Redlynch, chairman of Aviva.

Aviva has established a level 2 American Depositary Receipt programme in conjunction with Citibank. Each Aviva ADR represents two Aviva ordinary shares. No new Aviva ordinary shares will be issued in connection with the listing and Aviva will retain its current primary listing on the London Stock Exchange.

Over 20% of Aviva's shareholders are in the US and the listing gives Aviva further access to a wider potential shareholder base and provides US investors with a more convenient and cost efficient means to hold Aviva's shares.

Aviva has established a competitive position in North America. In the US, the world's largest savings market, Aviva is the leading provider of indexed annuity and indexed life insurance products. The company is also the second largest property and casualty insurer in Canada. The listing will give further momentum to Aviva's brand in the US as it looks to grow retirement savings and insurance products, accelerate life insurance sales and benefit from the country's attractive demographics over time.

Aviva has completed the preparations for listing as part of its ongoing global finance programme. This enhances Aviva's financial processes, controls and risk management frameworks, bringing with it Sarbanes-Oxley compliance and broader risk management benefits for the group.

Andrew Moss, group chief executive commented: "Listing on the New York Stock Exchange is an important development for Aviva. The US is the largest savings market in the world and represents a major growth opportunity for us over the long term.  Listing now is a natural step as more than 20% of our shareholders are in the US and we expect that number to increase."

- ends -

*based on gross worldwide premiums at 31 December 2008

Enquiries:

Media
Andrew Reid, head of group media relations                          +44 (0)20 7662 3131
Vanessa Rhodes, senior group media relations manager     +44 (0)20 7662 2482
Conor McClafferty, Finsbury                                                   +44 (0)20 7251 3801

US media
Tom Joyce, SVP, corporate affairs, North America               + 1 312 660 2278

Karen Lynn, SVP, corporate affairs, US                                 + 1 515 557 3910
Andy Merrill, Finsbury US                                                        + 1 212 303 7600

Analysts
Charles Barrows, investor relations director                          +44 (0)20 7662 8115
Susie Yeoh, investor relations manager                                 +44 (0)20 7662 2117

Notes to editors:

•	Photographs of Andrew Moss and Lord Sharman at the New York Stock Exchange and the Opening Bell ceremony will be available at: www.aviva.com/media

•	A live webcast of the Opening Bell ceremony (beginning at 2.30pm GMT and 9.30am ET) will be available at www.nyse.com

•	Aviva announced on 7th October 2009 that it intends to list on the New York Stock Exchange.

•	Aviva is the world's fifth largest insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

•

Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

•	We are the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

•	Aviva North America comprises the leading indexed annuity and indexed life business in the US and the second largest insurer in Canada.

•	Aviva has a primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange through an American Depositary Receipt programme.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

•	For broadcast-standard video, please visit www.thenewsmarket.com/aviva

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date    20 October 2009

AVIVA PLC

By: /s/

E G Jones
Group Company Secretary